Exhibit 99.1

NeuroDerm Announces Patient Enrollment in Long-Term Safety Trial of ND0612 for Parkinson’s Disease

- Trial to Provide Safety Data to Support U.S. and EU Regulatory Applications of Liquid Levodopa/Carbidopa Lead Product Candidate –

REHOVOT, Israel, May 9, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced the start of patient enrollment in a long-term safety study (trial 012) of the company’s continuously administered subcutaneous levodopa/carbidopa (LD/CD) formulation used in both ND0612H and ND0612L.

The one-year international, open label study will investigate the long-term safety of low and high dose regimens of ND0612. The study is expected to enroll approximately 100 patients, including patients who have previously completed the company’s phase 2 and 3 studies as well as new patients. At least 50 patients will be treated with the highest dose regimen. ND0612, continuously administered through a belt pump, is designed to maintain steady LD/CD levels to improve motor fluctuations that cannot be adequately controlled with oral therapy and, in the case of advanced patients, provide an alternative to treatments requiring surgical intervention.

“This trial is intended to produce long-term evidence of the safety profile of ND0612 as a viable new treatment option for patients with Parkinson’s disease, and a non-surgical alternative for advanced patients who suffer motor complications, who can no longer be controlled with current best standard of care oral therapies,” said Sheila Oren, MD, MBA, Vice President of Clinical and Regulatory Affairs of NeuroDerm. “Previous shorter-term studies with ND0612 have shown clinical benefits that were similar to those obtained with invasive surgical procedures while exhibiting a good safety profile, in contrast to the potentially serious and sometimes life-threatening side effects associated with invasive surgical therapies such as deep brain stimulation and LD/CD intestinal gel.”

“This long-term safety trial marks another important milestone for NeuroDerm and the clinical development of ND0612. Upon the completion of this trial anticipated in 2017, as well as the other parallel trials outlined in our clinical development plan, we intend to submit a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) and a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA). We believe that ND0612 has the potential to become a simple therapy alternative that will offer significant new benefits for both moderate and advanced Parkinson’s disease patients who suffer motor complications that cannot be adequately controlled with current therapy,” said Oded Lieberman, PhD, MBA, CEO of NeuroDerm.

ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimized oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867